United States securities and exchange commission logo





                             July 19, 2022

       Joseph Richard Moran
       Chief Executive Officer
       Blue Chip Capital Group Inc.
       269 South Beverly Drive     Suite 373
       Beverly Hills, CA 90212

                                                        Re: Blue Chip Capital
Group Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 22,
2022
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted July 1,
2022
                                                            CIK No. 0001932213

       Dear Mr. Moran:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Cover page

   1. We note your disclosure regarding the possible quotation of your securities on the OTC
                                                        Market. Please revise
this disclosure prior to effectiveness to provide more details regarding the potential
quotation or listing, such as the status of any applications for listing that you have
made. Please also reconcile your disclosure with the last risk factor on page 12 referencing
the possible listing of your securities on the "Nasdaq Stock Market or on another national
securities exchange."
 Joseph Richard Moran
FirstName  LastNameJoseph
Blue Chip Capital Group Inc.Richard Moran
Comapany
July       NameBlue Chip Capital Group Inc.
     19, 2022
July 19,
Page  2 2022 Page 2
FirstName LastName
2. Please disclose on the cover page that following the offering you will be a "controlled company." Include a cross-reference where you describe the definition and ramifications of being a "controlled company" in a new risk factor as well. Prospectus Summary, page 2

3. We note your disclosure at the top of page 2 referencing the company's name as "Investview, Inc.," which appears to be a clerical error. Please revise or advise.
4. Please prominently disclose here that you have incurred net losses in each fiscal quarter since inception and that your auditors have expressed substantial doubt about your ability to continue as a going concern, as disclosed elsewhere.
Our Business, page 2

5. Please provide support for your assertions and descriptions of Lending Club, Funding
         Circle Holdings PLC and SeedInvest. If these statements are solely your opinions, please clearly state as such.
6. We note your disclosures in this section and in the Business section regarding your named competitors. Please provide more details regarding how you are currently competing with these companies when it does not appear that you have begun operations.
7. Please provide more details regarding what your intellectual properties center upon and how that can be monetized. Include a discussion of the term "White Labeling," as referenced on page 6.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
25

8. Please revise your next amendment to discuss interim period results as required by Item
         303 of Regulation S-K.
9. We note your disclosure on page 25 that you have, "ongoing and pending contracts that are expected to generate operating cash to support operations well into 2022" despite the fact that you do not appear to have any revenues from operations. We further note your liquidity disclosure that you, "have cash reserves and cash commitments available to fund operations through the end of the year or longer." Please revise your next amendment to address the disclosure requirements in Item 303 of Regulation S-K regarding liquidity.
         Specifically, address your ability to meet requirements in the short-term (the next 12 months from the most recent fiscal period end) and in the long-term (beyond the next 12 months).
Plan of Distribution, page 34

10. We note your disclosure regarding the potential use of placement agents and that you intend to utilize multiple closings of your offering. Please revise your disclosure to clarify
 Joseph Richard Moran
FirstName  LastNameJoseph
Blue Chip Capital Group Inc.Richard Moran
Comapany
July       NameBlue Chip Capital Group Inc.
     19, 2022
July 19,
Page  3 2022 Page 3
FirstName LastName
         the mechanics of your offering. Please also reconcile your disclosure in this section that the Units "are" being offered by your officers and directors with your cover page disclosure that your management "may" participate in the offering of the Units. We may have further comments based upon your revised disclosure.
Placement Agent Agreement, page 34

11. Please define the term "Qualified Investors," as your disclosure references on page 34.
Audited Financial Statements for the Years Ended May 31, 2021 and 2020
Note 4 - Related Parties, page F-9

12. Please tell us the accounting guidance you relied upon for the forgiveness of payables by a related party. Further, tell us how you determined that the forgiveness resulted in an expense of $56,900 in 2021.
Note 5 - Stockholders Equity, page F-9

13. Please tell us how you considered the guidance in Rule 5-02-27 of Regulation S-X concerning the classification of Preferred Stock within Stockholders' Equity.
Note 6 - Software Application, page F-9

14. Please provide us with your basis in authoritative accounting literature for capitalizing costs incurred related to the ongoing production of your development stage software application. Refer to ASC 985-20-25.
Unaudited Financial Statements for the Period Ended February 28, 2022 and 2021, page F-11

15. Please revise your next amendment to reflect the correct period for the comparable income statement and cash flows of February 28, 2021 in the Table of Contents.
Note 3 - Summary of Significant Accounting Policies
Warrants, page F-18

16. We note your sale of shares of 3,040,000 shares for $95,000 during June and July 2021.
         As part of the agreement, you issued warrants with escalating strike prices. Please tell us how you considered the guidance in ASC 815-40-25 related to the sale and the potential allocation of the proceeds to warrants.
Note 4 - Joint Venture, page F-20

17.      Please tell us the following concerning Raisewise Sweden referenced in
Note 4:
             Do you account for Raisewise Sweden as a consolidated, wholly-owned subsidiary or an equity method joint venture;
             How are you accounting for the investment in the development of the web platform that is valued at $250,000 given that there is no intellectual property on the Balance
 Joseph Richard Moran
Blue Chip Capital Group Inc.
July 19, 2022
Page 4
              Sheet in the periods presented;
                Has the transaction been cash settled with Medcap LTD? If so, how was it accounted for in the financial statements.
Exhibits
Exhibit 5.1, page II-2

18. Please have counsel revise the legality opinion to opine on the Units and each security component thereof. In particular, please revise to address the following points:
             Please provide a binding obligation opinion with respect to the legality of the Units.
             Clearly opine that the common stock included in the Units will be, when sold, legally
             (or validly) issued, fully paid and non-assessable.
             Clearly opine that the common stock underlying the warrants will be, when sold, legally (or validly) issued, fully paid and non-assessable.
             Since the warrants are contractual obligations issued pursuant to agreements, please file a revised legality opinion that opines on whether the warrants will be a binding obligation of the registrant under the law of the jurisdiction governing the common stock purchase warrant. In that regard, we note that the opinion does not indicate that the warrants will be the binding obligation of the registrant, and the opinion is limited to the laws of Nevada. However, the form of common stock purchase warrant filed as Exhibit 4.1 indicates that the warrant will be governed by the laws of the State of Delaware.

         For guidance, please refer to Staff Legal Bulletin 19.
General

19. Please provide us with supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d)of the
       Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this submission to discuss how to submit the materials, if any, to us for our review.
FirstName LastNameJoseph Richard Moran
20. We note that in Amendment No. 1 you removed your previous disclosure in the section
Comapany   NameBlue
       headed          Chip of
               "Description  Capital Group Securities."
                               the Offered Inc.          Please restore this
disclosure or explain to
       us why  it was
July 19, 2022 Page 4  deleted.
FirstName LastName
 Joseph Richard Moran
FirstName  LastNameJoseph
Blue Chip Capital Group Inc.Richard Moran
Comapany
July       NameBlue Chip Capital Group Inc.
     19, 2022
July 19,
Page  5 2022 Page 5
FirstName LastName
        You may contact Jacob Luxenburg at (202) 551-2339 or David Irving at
(202) 551-3321
if you have questions regarding comments on the financial statements and related matters.
Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance